Financial Statements

(A Development Stage Company)
December 31, 2006, 2005 and 2004

Index

Report of Independent Auditors
Balance Sheets
Statements of Operations and Deficit
Statements of Cash Flows
Notes to Financial Statements

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Canadian Zinc Corporation

We have audited the balance sheets of Canadian Zinc Corporation as at December 31, 2006 and 2005, and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion in the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada
March 22, 2007

	2006	2005

ASSETS

Current assets
Cash and cash equivalents	$13,608,364	$16,063,876
Short-term investments	15,478,718	-
Marketable securities (Note 3)	250,000	-
Accrued interest	269,426	24,179

	29,606,508	16,088,055

Resource interests (Note 4)	26,700,256	18,495,140

Plant and equipment (Note 5)	455,422	111,385

	$56,762,186	$34,694,580

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$464,347	$48,409

Future income tax liabilities (Note 9)	1,134,000	-

Asset retirement obligations (Note 6)	1,380,120	1,302,212

	2,978,467	1,350,621

SHAREHOLDERS' EQUITY

Share capital (Note 7)	59,993,621	43,066,867

Contributed surplus (Note 7)	6,478,846	1,479,424

Deficit	(12,688,748)	(11,202,332)

	53,783,719	33,343,959

	$56,762,186	$34,694,580
See accompanying notes

Approved by the Directors:

“John F. Kearney”	“Robert Gayton”
John F. Kearney	Robert Gayton

	2006	2005	2004
Income Interest Income	$948,148	$329,115	$330,076
Expenses
Amortization of office furniture and equipment	4,403	3,117	3,794
Write-off of mining equipment	26,680	-	-
Listing and regulatory fees	40,409	58,381	33,447
Management and directors fees	317,600	203,283	152,313
Office and general	492,549	273,533	165,648
Professional fees	255,783	215,112	328,773
Project evaluation	30,256	72,921	-
Shareholder and investor communications	243,884	156,080	325,228
Stock based compensation	1,023,000	1,314,000	-

	2,434,564	2,296,427	1,009,203
Net loss for the year	(1,486,416)	(1,967,312)	(679,127)
Deficit, beginning of year	(11,202,332)	(9,235,020)	(8,555,893)

Deficit, end of year	$(12,688,748)	$(11,202,332)	$(9,235,020)
Loss per share - basic and diluted	$(0.02)	$(0.03)	$(0.01)
Weighted average number of common Shares outstanding - basic and diluted	94,734,979	71,378,444	67,174,891
See accompanying notes

	2006	2005	2004

Cash flows from (used in) operating activities
Loss for the year	$(1,486,416)	$(1,967,312)	$(679,127)
Adjustment for items not involving cash:
- amortization of office furniture and equipment	4,403	3,117	3,794
- write-off of mining equipment	26,680	-	-
- stock based compensation	1,023,000	1,314,000	-
	(432,333)	(650,195)	(675,333)

Change in non-cash working capital items:
- accrued interest	(245,247)	532	29,744
- accounts payable and accrued liabilities	415,938	(126,671)	(34,161)

	(261,642)	(776,334)	(679,750)

Cash flows from financing activities
Proceeds from shares issued and subscribed, net of
issuance costs and broker warrants	22,037,177	5,406,368	2,444,625

Cash flows used in investing activities
Purchase of equipment	(425,835)	(17,943)	(45,657)
Term deposits	(15,478,718)	-	-
Marketable securities	(250,000)	-	-
Lease and property abandonment deposit	(205,000)	(30,000)	(30,000)
Deferred exploration and development costs, excluding
amortization and accretion	(7,871,494)	(1,426,212)	(2,120,663)

	(24,231,047)	(1,474,155)	(2,196,320)

Increase (decrease) in cash and cash equivalents	(2,455,512)	3,155,879	(431,445)

Cash and cash equivalents, beginning of year	16,063,876	12,907,997	13,339,442

Cash and cash equivalents, end of year	$13,608,364	$16,063,876	$12,907,997

Supplementary cash flow information:
Interest paid in cash	$-	$-	$-
Income taxes paid in cash	$-	$-	$-

Non-cash transactions:
Shares issued pursuant to royalty acquisition agreement	$-	$-	$408,000

1.	Nature of Operations

The Company is primarily engaged in the exploration and development of its Prairie Creek property and related activities. The Company is considered to be in the exploration and development stage and to date has not earned any significant revenues. The recoverability of amounts shown for resources interests is dependent on the existence of economically recoverable reserves, obtaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production (see Note 4).

2.	Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following significant accounting policies:

Basis of Presentation

The Company follows Canadian generally accepted accounting principles in the preparation of its financial statements. All dollar amounts are reported in Canadian funds. The significant differences between these principles and those that would be applied under U.S. GAAP are set out in Note 13.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts in the financial statements and the notes thereto. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As of December 31, 2006, cash equivalents consist of $13,455,625 (2005 - $15,435,000).

Short-term investments

Short-term investments, which consist primarily of investments in Bankers Acceptances and Guaranteed Investment Contracts (GIC’s) are investments with maturities of three months or more when purchased. As at December 31, 2006, short-term investments consist of $15,478,718, earning income at rates ranging from 3.25% to 6.8%.  All the investments mature between March 5, 2007 and April 7, 2008.

Marketable Securities

Marketable securities are valued at the lesser of cost and quoted market value. As at December 31, 2006, marketable securities consisted of equity securities listed on the CNQ.

2.    Significant Accounting Policies (continued)

Plant and Equipment

Plant and equipment is recorded at cost, net of accumulated amortization. Amortization is provided on a declining-balance basis at the following annual rates: Amortization is provided at half the annual rate in the year of acquisition.

Mining equipment and pilot plant	30%
Office furniture and equipment	20%
Computer equipment	30%

Resource Interests

The Company follows the policy of capitalizing all acquisition (including plant and equipment acquired with the property), exploration and development costs relating to the resource interests. The amounts shown for resource interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold.

Depletion of costs capitalized on projects put into commercial production will be recorded using the unit-of-production method based upon estimated proven and probable reserves.

The carrying values of resource interests, on a property-by-property basis, are reviewed by management at least annually to determine if they have become impaired. If impairment is deemed to exist, the resource interest will be written down to its net recoverable value.

Ownership in resource interests involves certain inherent risks, including geological, metal prices, operating costs, and permitting risks. Many of these risks are outside the Company’s control.

The ultimate recoverability of the amounts capitalized for the resource interests is dependent upon the delineation of economically recoverable ore reserves, obtaining the necessary financing to complete their development, obtaining the necessary permits to operate a mine, and realizing profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in Prairie Creek has been based on current conditions. However, it is reasonably possible that changes could occur which could adversely affect management’s estimates and may result in future write downs of capitalized property carrying values.

Property Option Agreements

Property Option payments are recorded as resource property costs or recoveries when the payments are made or received, respectively.

Asset Retirement Obligations

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site, are recognized and recorded as a liability at fair value as at the time in which they are incurred or the event occurs giving rise to such an obligation. The liability is increased (accreted) over time through periodic charges to earnings. The corresponding asset retirement cost is capitalized as part of the asset’s carrying value, and is amortized over the asset’s estimated useful life. The amount of the liability will be subject to re-measurement at each reporting period.

2.    Significant Accounting Policies (continued)

Asset Retirement Obligations (continued)

The Company, where possible, has estimated asset retirement obligations based on current best practice. These estimates, made by Management, are subject to change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation, or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Long-lived Assets Impairment

Long-lived assets of the Company are reviewed when events or changes in circumstances suggest the carrying value of such assets may not be recoverable or has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the asset will be written down to estimated fair value. Fair value is generally determined using a discounted cash flow analysis.

Earnings (Loss) Per Share

Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated by the treasury stock method giving effect to the potential dilution that would occur if options, warrants or other contracts to issue common shares were exercised or converted to common shares. As the Company incurred net losses in fiscal 2006 and 2005, the stock options and share purchase warrants as disclosed in Note 7 were not included in the computation of loss per share as such inclusion would be anti-dilutive.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized. The Company adopted EIC 146 in respect of flow through shares. Under this EIC, a future income tax liability must be recognized, and shareholders’ equity reduced, on the date that the Company renounces the tax credits associated with flow through expenditures, provided that there is reasonable assurance that the expenditures will be made.

Stock-based Compensation

The Company follows the fair value method of accounting for the stock options awards granted to employees and directors, as recommended by CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”. The fair value of stock options is determined by the widely used Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock. Stock based compensation is amortized to earnings over the vesting period of the related option.

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

2.    Significant Accounting Policies (continued)

Flow through shares

Canadian tax legislation permits a company to issue flow through shares whereby the deduction for income tax purposes for qualified resource expenditures can be renounced and claimed by the investors.

The Company follows the guidelines contained in CICA Handbook - Emerging Issues Committee Abstract - 146, “Flow Through Shares” (“EIC-146”) for all flow through share transactions entered into by the Company after March 19, 2004.

Revenue Recognition

Interest income on cash and cash equivalents and short-term investments is recognized as it is earned.

3.	Marketable Securities

On December 21, 2006, the Company participated in a private placement and subscribed to 5,000,000 Units of Ste. Genevieve Resources Ltd. at $0.05 per Unit for a total of $250,000. Each Unit consists of one common share and one common share purchase warrant entitling the holder to acquire an additional common share at a price exercisable at $0.06 on or before December 29, 2008.

The market value as at December 31, 2006 was $300,000.

4.	Resource Interests

The Company’s resource interests comprise the Prairie Creek Mine Property:

	2006	2005	2004

Acquisition costs:
- mining lands	$3,158,000	$3,158,000	$3,158,000
- plant and mill	500,000	500,000	500,000
	3,658,000	3,658,000	3,658,000
Reclamation security deposits	395,000	190,000	160,000
Increase from asset retirement obligations	746,630	875,350	1,004,070
Exploration and development costs (see table below)	21,900,626	13,771,790	12,105,654
	$26,700,256	$18,495,140	$16,927,724

4.    Resource Interests (continued)

Exploration and development costs incurred in 2006, 2005 and 2004 are detailed below:

	2006	2005	2004

Exploration and development costs
Assaying and metallurgical studies	$275,514	$182,450	$37,310
Camp operation and project development	1,963,577	865,738	794,755
Drilling and underground development	4,226,350	-	912,258
Lease rental	73,384	82,527	58,003
Permitting and environmental	578,952	139,821	35,417
Transportation and travel	753,717	155,676	282,920
	7,871,494	1,426,212	2,120,663
Amortization - asset retirement obligations	128,720	128,720	128,719
Amortization - mining plant and equipment	50,714	36,988	42,837
Asset retirement accretion	77,908	74,216	66,817
Total exploration and development costs for the year	8,128,836	1,666,136	2,359,036
Exploration and development costs, beginning of year	13,771,790	12,105,654	9,746,618

Exploration and development costs, end of year	$21,900,626	$13,771,790	$12,105,654

Prairie Creek Mine

The Company holds a 100% interest in the Prairie Creek Mine property, plant and equipment located in the Northwest Territories, Canada.

In 2004, the Company entered into an agreement with Titan Logix Corp. (Titan) to purchase Titan’s interest in the Prairie Creek Mine Property. Under The Agreement with Titan, the Company acquired the remaining 40% interest in the physical plant and equipment and repurchased the 2% N.S.R.. The consideration for the acquisition was the issuance to Titan of 300,000 common shares and 250,000 purchase warrants exercisable at $1.25 per share until June 22, 2005 (see Note 10).

4.     Resource Interests (continued)

Prairie Creek Mine (cont’d)

During 2003 the Company renewed two surface leases granted by the Federal Government relating to the operation and care and maintenance of the Prairie Creek Mine Property for a period of ten years terminating March 31, 2012. The Company paid $100,000 upon execution of the lease and is obligated to pay $30,000 per year for five years to a maximum of $250,000 (of which $220,000 was paid as at December 31, 2006, $190,000 as at December 31, 2005 and $160,000 as at December 31, 2004), as a security deposit for the performance of abandonment and reclamation obligations under the leases.

On September 10, 2003 the Company was granted a Type A Land Use Permit and a Type B Water Licence (reissued February 2006) by the Mackenzie Valley Land and Water Board for a period of five years commencing September 10, 2003 for underground development and exploration and for metallurgical testing.

On June 12, 2006, under the terms of the Land Use Permit (MV2001C0023 Part 3C, Section 38) and Water Licence (MV2001L2-0003, Part B, Section 2) the Company contributed $30,000 and $70,000, respectively, as security deposits for reclamation obligations.

On May 11, 2006 the Mackenzie Valley Land and Water Board issued a Land Use Permit for the Phase 3 Exploration Drilling Program. The Land Use Permit (MV2004C0030), is valid for five years and allows surface exploration and diamond drilling at up to 60 sites. Under the terms of the Permit (Part C, Section 56), a security deposit for $75,000 was made on June 12, 2006.

In 1996, the Company concluded a Co-operation Agreement with the Nahanni Butte Dene Band (“Nahanni”), part of the Deh Cho First Nations. In return for co-operation and assistance undertakings given by the Nahanni towards the development of the Prairie Creek Project, the Company granted the following net profit interest and purchase option to the Nahanni:

(i)
A 5% annual net profits, before taxation, interest in the Prairie Creek Project, payable following the generation of profits after taxation equivalent to the aggregate cost of bringing the Prairie Creek Project into production and establishing the access road; and

(ii)
An option to purchase either a 10% or a 15% interest in the Prairie Creek Project at any time prior to the expiry of three months following permitting for the Project, for the cash payment of either $6 million or $9 million, subject to price adjustment for exploration expenditure and inflation, respectively.

In October 2003 the Nahanni has informed the Company that Nahanni considers the Agreement terminated. Such termination is not in accordance with the provisions of the Agreement.

During 2006, the Company staked six new mineral claims [the WAY 1-6] at Prairie Creek. The WAY claims cover 4,126.25 hectacres and are in good standing until November 11, 2008.

5.	Plant and Equipment

	2006
	Cost	Accumulated Amortization	Net Book Value
Mining and exploration equipment	$619,287	$217,610	$401,677
Pilot plant	108,162	71,062	37,099
Furniture, fixtures & equipment	92,077	75,432	16,645
	$819,526	$364,104	$455,422

	2005
	Cost	Accumulated Amortization	Net Book Value
Mining and exploration equipment	$222,384	$182,794	$39,590
Pilot plant	108,161	55,162	52,999
Furniture, fixtures & equipment	89,825	71,029	18,796
	$420,370	$308,985	$111,385

	2004
	Cost	Accumulated Amortization	Net Book Value
Mining and exploration equipment	$215,202	$168,521	$46,681
Pilot plant	108,161	32,449	75,712
Furniture, fixtures & equipment	79,065	67,911	11,154
	$402,428	$268,881	$133,547

During 2006 the Company purchased mining and exploration equipment at a cost of $423,583, office equipment at a cost of $2,252 and wrote off mining equipment of $26,680.

6.	Asset Retirement Obligation

	2006	2005	2004

Opening balance - beginning of the year	$1,302,212	$1,227,996	$117,990
Obligations re-measured during the year	-	-	1,043,189
Accretion expense	77,908	74,216	66,817
Ending balance - end of the year	$1,380,120	$1,302,212	$1,227,996

6.    Asset Retirement Obligation (continued)

The Company’s asset retirement obligation arises from its obligations to undertake site reclamation and remediation in connection with its mining activities. The Company has posted reclamation security deposits of $395,000.

The total discounted amount of the estimated cash flows required to settle the asset retirement obligation as at December 31, 2006 is estimated to be $1,380,120 measured in 2006 dollars (December 31, 2005 - $1,302,212) excluding the security deposits. While it is anticipated that some expenditures will be incurred during the life of the operation to which they relate, a significant component of this expenditure will only be incurred at the end of the mine life. In determining the carrying value of the asset retirement obligation, the Company has assumed a long-term inflation rate of 2.5%, a credit-adjusted risk-free discount rate of 6.5% and a weighted average useful life of production facilities and equipment of ten years. Elements of uncertainty in estimating this amount include changes in the projected mine life, reclamation expenditures incurred during ongoing operations and reclamation and remediation requirements and alternatives.

7.     Share Capital

Authorized: Unlimited (2005 - unlimited) common shares with no par value.

Shares Issued during the year:

Number of Shares		Amount
Balance, December 31, 2003	64,482,932	$ 34,937,298
Warrants exercised at various exercise prices per share	4,462,010	2,410,125
Shares issued pursuant to mineral interest agreement	300,000	408,000
Stock options exercised at $0.23 per share	150,000	34,500
Balance, December 31, 2004	69,394,942	$ 37,789,923
Warrants exercised at $0.60 per share Private Placement of flow through shares at $0.55 per share (issuance costs) Brokers warrants issued at $0.60 per share	388,813 9,090,909	233,288 5,000,000 (444,685) (109,091)
Private Placement of flow through shares at $0.75 and $0.85 per share (issuance costs) Brokers warrants issued at $0.85 per share	872,548	675,000 (57,235) (20,333)
Balance, December 31, 2005	79,747,212	$ 43,066,867
Private Placement at $0.72 per share ($768,141 issuance costs - tax effected)	13,333,333	9,599,999 (497,671)
Value of share purchase warrants added to contributed surplus		(2,263,858)
Broker warrants issued at $0.72 per share		(773,333)
Broker warrants issued at $1.00 per share		(319,999)

7.	Share Capital (continued)

Broker warrants exercised between $0.55 and $0.85 per share (including $394,082 from contributed surplus attributed to the value of warrants issued)	1,307,590	1,215,183
Stock options exercised at $0.60 per share (including $255,397 from contributed surplus attributed to stock-based compensation recognized in prior periods)	690,000	669,397
Private Placement of flow through shares at $1.15 per share Private Placement at $0.90 per unit ($1,029,783 issuance costs - tax effected)	6,956,522 5,555,555	8,000,000 5,000,000 (671,253)
Value of share purchase warrants added to contributed surplus		(845,077)
Broker warrants issued at $0.93 per share		(166,549)
Broker warrants issued at $1.15 per share		(257,085)
Future income tax effect of flow through shares		(1,763,000)
Balance, December 31, 2006	107,590,212	$ 59,993,621

Stock Options

The Company has outstanding directors and employee stock options entitling the holders to acquire additional common shares as follows:

Number of Shares	Exercise Price	Expiry Date
450,000	$0.23	March 18, 2007
2,860,000	$0.60	January 14, 2010
270,000	$0.89	June 27, 2011
1,200,000	$0.90	December 13, 2011
4,780,000

In December 2006, pursuant to the Company’s 10% Rolling Stock Option Plan, the Company granted stock options to directors to purchase an aggregate of 1,200,000 common shares at $0.90 per share. These stock options vest immediately and expire in five years on December 13, 2011.

In June, 2006, the Company granted stock option to certain employees and consultants to purchase an aggregate of 300,000 common shares at $0.89 per share. These stock options vest immediately and expire in five years on June 27, 2011 and 30,000 of these options were cancelled in 2006.

The weighted average fair value of the options granted in 2006 was estimated at $0.68 per share by using the Black-Scholes Option Pricing Model with the following weighted average assumptions: risk-free interest rate of 4.02%, dividend yield of 0%, volatility of 101% and expected life of 5 years. An expense of $1,023,000, in respect of stock based compensation, was charged to operations and added to contributed surplus for the year ended December 31, 2006.

7.	Share Capital (continued)

Stock Options (continued)

In January 2005, pursuant to the Company’s 10% Rolling Stock Option Plan, the Company granted stock options to purchase an aggregate of 3,650,000 common shares at $0.60 per share to directors, officers, consultants and service providers of the Company. These stock options vested immediately and expire in five years on January 14, 2010. Each option entitles the holder to acquire one common share of the Company. 690,000 of these options were exercised in 2006 and 100,000 expired in 2005.

The weighted average fair value of the options granted in 2005 was estimated at $0.36 per share by using the Black-Scholes Option Pricing Model with the following weighted average assumptions: risk-free interest rate of 3.5%, dividend yield of 0%, volatility of 91% and expected life of 5 years. An expense of $1,314,000 in respect of stock based compensation, was charged to operations and added to contributed surplus for the year ended December 31, 2005.

The Black-Scholes model was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. The Company’s options have characteristics which are significantly different from those of traded options, and changes in any of the assumptions can materially affect fair value estimate.

A summary of the stock option activity for the year is as follows:

	Shares	Weighted Average Exercise Price

Options outstanding and exercisable at December 31, 2003	600,000	$0.23
Exercised	(150,000)	$(0.23)
Options outstanding and exercisable at December 31, 2004	450,000	$0.23
Granted	3,650,000	$0.60
Cancelled	(100,000)	$0.60
Options outstanding and exercisable at December 31, 2005	4,000,000	$0.56
Exercised	(690,000)	$0.60
Granted	1,500,000	$0.90
Cancelled	(30,000)	$0.89
Options outstanding and exercisable at December 31, 2006	4,780,000	$0.66

7.    Share Capital (continued)

Stock Options (continued)

The remaining contractual life of these options is as follows:

Range of Exercise Price	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life
$0.23 - $0.60	3,310,000	2.66 years
$0.61 - $0.90	1,470,000	4.87 years
	4,780,000	3.34 years

Warrants

9,444,444 warrants and 3,070,289 broker warrants totalling 12,514,733 were issued as part of the private placements of shares completed during 2006. In accordance with CICA Handbook Section 3860, “Financial Instruments - Disclosure and Presentation”, share purchase broker warrants attached to private placements units issued in 2006 were allocated at fair value of $1,516,966 based on the Black-Scholes Option Pricing Model. During 2006, 1,307,590 broker warrants issued as part of the private placements of shares completed during 2005 were exercised between $0.55 and $0.85 per share for gross proceeds of $821,102.

During 2005, 788,350 broker warrants were issued as part of the private placements of shares completed. In accordance with CICA Handbook Section 3860, “Financial Instruments - Disclosure and Presentation”, share purchase broker warrants attached to private placements units issued in 2005 were allocated at fair value based on the Black-Scholes Option Pricing Model. During 2005, 388,813 warrants were exercised at $0.60 per share for gross proceeds of $233,288.

A summary of the warrants activity to December 31, 2006 is as follows:

Number of Warrants Outstanding at December 31, 2004	Number of Warrants Expired/ Exercised during 2005	Number of Warrants Outstanding at December 31, 2005	Number of Warrants Expired/ Exercised during 2006	Issued during 2006	Balance of Warrants Outstanding at December 31, 2006	Exercise Price Per Warrant	Expiry Date	Warrant Value
690,190	(650,190)	-				$0.60	May 10, 2005	$ -
3,358,875	(3,358,875)	-				$0.60	May 10, 2005	-
3,275,000	(3,275,000)	-				$1.25	June 22, 2005	-
		727,273	(727,273)	-	-	$0.55	October 27, 2007	-
		46,666	(46,666)	-	-	$0.75	December 30, 2006	-
		14,411	(14,411)	-	-	$0.85	December 30, 2006	-
		-	-	6,666,666	6,666,666	$1.00	January 30, 2008	2,263,858
		-	(519,240)	1,333,333	814,093	$0.72	January 30, 2008	508,676
		-	-	666,666	666,666	$1.00	January 30, 2008	319,999
		-	-	2,777,778	2,777,778	$1.15	November 23, 2008	845,077
		-	-	194,444	194,444	$1.15	November 23, 2008	73,362
		-	-	486,957	486,957	$1.15	November 23, 2008	183,723
		-	-	388,889	388,889	$0.93	November 23, 2008	166,549
		788,350	(1,307,590)	12,514,733	11,995,493			$4,361,244

7.    Share Capital (continued)

Warrants (continued)

In January 2006, the Company completed an underwritten private placement for total proceeds of $9.6 million, through the issuance of 13,333,333 units, priced at $0.72 per unit. Each unit consists of one common share and one-half share purchase warrant (6,666,666 warrants) exercisable to purchase one common share at a price of $1.00 per share for a period of two years. A value of $2,263,858 was assigned to the warrants issued and added to contributed surplus. The fair value of warrants is $0.34 each.

A commission of 7% in cash and underwriter’s warrants (1,333,333 warrants) exercisable for units in the amount of 10% of the number of units sold at $0.72 per unit for a period of two years. A value of $773,333 was assigned to the warrants issued and added to contributed surplus.

On June 14, 2006, at the Company’s Annual Meeting, shareholders approved the issuance to Northern Securities Inc. of underwriters options on 1,333,333 Units, exercisable for a period of two years from January 30, 2006 at $0.72 per Unit, with each Unit consisting of one common share and one half share purchase warrant (666,666 warrants) exercisable at $1.00 per share for a period of twenty four months, pursuant to the underwritten financing of the Company completed in January 2006. A value of $319,999 was assigned to the broker warrants issued and added to contributed surplus.

In November 2006 the Company completed an underwritten private placement for total proceeds of $13,000,000 consisting of 5,555,555 Units at $0.90 per Unit and 6,956,522 shares at $1.15 per Flow Through Share. Each Unit consists of one common share and one-half share purchase warrant (2,777,778 warrants). Each full warrant is exercisable to purchase one common share at a price of $1.15 per share until November 23, 2008. A value of $845,077 was assigned to the warrants issued and added to contributed surplus.

A commission of 7% in cash was paid and broker warrants equal to 7% of the 5,555,555 Units sold in the offering were issued (388,889 warrants). Each broker warrant is exercisable at $0.93 into one broker unit consisting of one common share and one-half warrant (194,444 warrants), with each whole warrant exercisable at $1.15 until November 23, 2008. A value of $166,549 and $73,362 were assigned to the broker warrants issued.

In addition, a commission of broker warrants of 7% of the Flow through Shares were issued (486,957 warrants). Each broker flow through warrant is exercisable into one common share at $1.15 until November 23, 2008. A value of $183,723 was assigned to the broker warrants issued.

7.    Share Capital (continued)

Warrants (continued)

The fair value of all the warrants issued during the year was estimated at awarded date by using the Black Scholes Option Pricing Model with the following weighted average assumptions: risk-free interest rate of 3.26%, dividend yield of 0%, volatility of 71% and expected life of 2 years.

Contributed Surplus

	2006	2005	2004

Contributed surplus at beginning of year	$1,479,424	$36,000	$ 36,000
Value of warrants issued	4,625,901	129,424	-
Stock based compensation on options granted	1,023,000	1,314,000	-
Exercise of options	(255,397)	-	-
Exercise of broker warrants	(394,082)	-	-
Contributed surplus at end of year	$6,478,846	$1,479,424	$ 36,000

8.    Related Party Transactions

The Company incurred the following expenses to directors and corporations controlled by directors of the Company:

	2006	2005	2004

Consulting fees	$248,069	$142,350	$ 115,258
Executive and director compensation	320,100	200,883	108,054
Rent	12,000	13,200	12,000
	$580,169	$356,433	$ 235,312

All transactions with related parties were within the normal course of business. These transactions have been recorded at the exchange amounts being the amounts agreed to by the transacting parties.

9.	Income Taxes

The Company’s income tax expense for each of the years 2006, 2005 and 2004 is $nil. The Company provided a valuation allowance equal to the future tax assets because the timing of the utilization of the future tax assets is indeterminable.

A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	2006	2005	2004
Future income tax assets
Non-capital loss carry forwards	$ 1,672,000	$ 1,537,000	$ 1,307,000
Capital assets	287,000	287,000	273,000
Other	1,050,000	761,000	708,000
	3,009,000	2,585,000	2,288,000
Valuation allowance	(805,000)	(811,000)	(552,000)
Net future tax assets	2,204,000	1,774,000	1,736,000

Future income tax liability	(3,338,000)	(1,774,000)	(1,736,000)
Future income tax liability (net)	$ (1,134,000)	$ -	$ -

As at December 31, 2006, the Company has non-capital losses of approximately 5,381,000 ($1,672,000 @ 31% tax rate) and unused cumulative Canadian exploration and development expenses of $15,648,000 to carry forward for tax purposes and are available to reduce taxable income of future years. The non-capital losses expire from 2007 to 2016. The exploration and development expenses and undepreciated capital costs can be carried forward indefinitely. Future income tax benefits which may arise as a result of these losses have been recognized in these financial statements to the extent necessary to reduce future income tax liabilities that have arisen on issuance of flow through shares.

During the year ended December 31, 2005 the Company renounced, to subscribers of 9,963,457, flow through shares Canadian Exploration Expenditures (CEE) of $5,675,000. The Company has applied the accounting treatment in EIC-146 requiring the transaction to be reported in the 2006 fiscal period. The net effect of the adoption of EIC-146 has resulted in the recognition of the estimated tax benefits renounced by the Company to the investors in respect to flow through shares. As a result, a future income tax liability of $1,134,000 and a corresponding reduction in shareholders’ equity was recorded.

During the year ended December 31, 2006, the Company renounced, to subscribers of 6,956,522, flow through shares Canadian Exploration Expenditures (CEE) of $8,000,000. The Company has applied the accounting treatment in EIC-146 requiring the transaction to be reported in the 2007 fiscal period.

9.	Income Taxes (continued)

As at December 31, 2005, the Company has non-capital losses of approximately $4,503,000 and unused cumulative Canadian exploration and development expenses of $13,291,000 to carry forward for tax purposes and are available to reduce taxable income of future years. The non-capital losses expire from 2006 to 2015. The exploration and development expenses and undepreciated capital costs can be carried forward indefinitely. Future income tax benefits which may arise as a result of these losses have been recognized in these financial statements to the extent necessary to offset future income tax liabilities that have arisen on issuance of flow through shares.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 35.01% statutory tax rate, as at December 31 is:

	2006	2005	2004
Loss per financial statements	$1,486,000	$1,967,000	$679,000
Income tax rate	35.01%	34.87%	35.62%

Income tax recovery	520,000	686,000	242,000
Permanent differences	(401,000)	(519,000)	(41,000)
Expired losses	(739,000)	(68,000)	(170,000)
Other	637,000	(10,000)	(638,000)
Income tax rate changes	(155,000)	(2,000)	(24,000)
Change in valuation allowance	138,000	(87,000)	631,000
	$-	$-	$-

10.   Non-cash Transactions

In the fiscal year 2006 and 2005, there were no non-cash transactions.

In the fiscal year 2004, the Company entered into an agreement with Titan Logix Corp. (“Titan”) to purchase Titan’s interest in the Prairie Creek Mine Property. The consideration for the acquisition was the issuance to Titan of 300,000 common shares at $1.36 per share, being the fair value at the time of issuance, and 250,000 purchase warrants exercisable at $1.25 per share until June 22, 2005.

11.   Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values. The carrying value of cash and cash equivalents, marketable securities, term deposits, accounts receivable, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments. The Company places its cash and cash equivalents and term deposits with high credit quality financial institutions which invested the funds in AAA debt instruments. The Company is not exposed to significant interest or currency risks arising from these financial instruments.

12.	Comparative Figures

Certain 2005 and 2004 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2006.

13.    Reconciliation of Canadian and United States Generally Accepted Accounting Principles

    For the purposes of US GAAP the Company is considered to be an Exploration Stage Enterprise

a. The Statement of Shareholders’ Equity, prepared in accordance with the U.S. GAAP as required, is presented below:

					Total
			Additional		Share-
	Common shares		paid-in	Deficit	holders’
	Shares	Amount	capital	accumulated	equity

Balance, December 31, 2003	64,482,932	$-	$36,522,849	$(19,852,062)	$16,670,787

Exercise of warrants at various prices	4,462,010	-	2,410,125	-	2,410,125

Shares issued pursuant to a mineral
Interest agreement	300,000	-	408,000	-	408,000

Exercise of stock options at
$0.23 per share	150,000	-	34,500	-	34,500

Comprehensive income
- net (loss) for the year	-	-	-	(3,038,163)	(3,038,163)

Balance, December 31, 2004	69,394,942	$-	$39,375,474	$(22,890,225)	$16,485,249

Exercise of warrants at $0.60	388,813	-	233,288	-	233,288

Private Placement of flow-through shares
at $0.55 per share less issuance costs	9,090,909	-	4,555,315	-	4,555,315
Broker warrants	-	-	(109,091)	-	(109,091)

Private Placement of flow through shares
at $0.75 & $0.85 per share less issuance cost	872,548	-	617,765	-	617,765
Broker warrants			(20,333)	-	(20,333)
Issuance of stock options and broker warrants	-	-	1,443,424	-	1,443,424
Comprehensive income
- net (loss) for the year	-	-	-	(3,633,448)	(3,633,448)

Balance, December 31, 2005	79,747,212	$-	$46,095,842	$(26,523,673)	$19,572,169

13.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

					Total
			Additional		Share-
	Common shares		paid-in	Deficit	holders’
	Shares	Amount	capital	accumulated	equity

Balance, December 31, 2005	79,747,212	$-	$46,095,842	$(26,523,673)	$19,572,169

Private Placement at $0.72	13,333,333	-	9,599,999		9,599,999
Less tax effected issuance costs			(497,671)		(497,671)
Broker warrants issued at $0.72 per share			(773,333)		(773,333)
Broker warrants issued at $1.00 per share			(319,999)		(319,999)
Broker warrants exercised between $0.55 and $0.85 per share	1,307,590	-	1,215,183	-	1,215,183

Options exercised at $0.60	690,000	-	669,397	-	669,397

Private Placement of flow through shares
at $1.15 per share	6,956,522		8,000,000	-	8,000,000

Private Placement at $0.90 per share	5,555,555		5,000,000	-	5,000,000
Less issuance costs	-	-	(671,253)	-	(671,253)

Issuance of stock options and warrants	-	-	4,999,422	-	4,999,422

Value of share purchase warrants added to contributed surplus	-	-	(3,108,935)	-	(3,108,935)
Broker warrants issued at $1.15 per share			(257,085)		(257,085)
Broker warrants issued at $0.93 per share			(166,549)		(166,549)
Comprehensive income
- net (loss) for the year	-	-	-	(9,615,252)	(9,615,252)
Flow through share premium paid in excess of market value	-	-	(1,530,435)	-	(1,530,435)
Future income tax effect of flow through shares	-	-	(1,763,000)	-	(1,763,000)

Balance, December 31, 2006	107,590,212	$-	$66,491,583	$(36,138,925)	$30,352,658

13.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

b.	Reconciliation of Balance Sheet Items:

	2006	2005	2004

Resource interest (Canadian GAAP)	$26,700,256	$18,495,140	$16,927,724
Exploration and Development costs written-off	(21,900,626)	(13,771,790)	(12,105,654)
Resource interest (U.S. GAAP)	$4,799,630	$4,723,350	$4,822,070

Total assets (U.S. GAAP)	$34,861,560	$20,922,790	$17,888,325

Total liabilities (Canadian GAAP)	$2,978,467	$1,350,621	$1,403,076
Flow through share premium paid in excess of market value	1,530,435	-	-

Total liabilities (U.S. GAAP)	$4,508,902	$1,350,621	$1,403,076

c.	Reconciliation of Statement of Operations Items:

	2006	2005	2004

Loss for the year (Canadian GAAP)	$(1,486,416)	$(1,967,312)	$(679,127)
Exploration and Development costs written-off	(8,128,836)	(1,666,136)	(2,359,036)
Loss for the year (U.S. GAAP)	$(9,615,252)	$(3,633,448)	$(3,038,163)

Loss per share - basic and diluted (U.S. GAAP)	$(0.10)	$(0.05)	$(0.05)

Weighted average number of common shares outstanding - basic and diluted (U.S. GAAP)	94,734,979	71,378,444	67,174,891

    d. Reconciliation of Statement of Cash Flows Items:

	2006	2005	2004

Cash flow from operating activities: (Canadian GAAP)	$(261,642)	$(776,334)	$(679,750)
Deferred exploration and development costs	(7,871,494)	(1,426,212)	(2,120,663)
Lease and property abandonment deposit	(205,000)	(30,000)	(30,000)
Cash flow from operating activities (U.S. GAAP)	$(8,338,136)	$(2,232,546)	$(2,830,413)

Cash flow from investing activities (Canadian GAAP)	$(24,231,047)	$(1,474,155)	$(2,196,320)
Deferred exploration costs	7,871,494	1,426,212	2,120,663
Lease and property abandonment deposit	205,000	30,000	30,000
Cash flow from investing activities (U.S. GAAP)	$(16,154,553)	$(17,943)	$(45,657)

13.   Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

e.	Resource Interests

For the purposed of U.S. GAAP, the Company is considered to be an Exploration Stage Enterprise. U.S. GAAP requires that exploration cost of resource interest not be deferred and capitalized until there is evidence of economically recoverable resources. Therefore, all exploration costs will not be capitalized for U.S. GAAP purposes as the Company is at present exploring its properties for economically recoverable ore reserves. The effect of the write-off is presented in Notes 13(b) and 13(c).

f.	Asset Retirement Obligations

The Company adopted the provisions of CICA 3110 “Asset Retirement Obligations” for Canadian GAAP purposes effective January 1, 2003. The Canadian and U.S. standards for asset retirement obligations are substantially the same.

g.	Other Comprehensive Income

U.S. GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income excluding the deficit be disclosed separately in shareholders’ equity. Comprehensive income, which incorporates the net loss, includes all changes in shareholders’ equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP.

h.	Flow through Shares

Under Canadian GAAP, no liabilities are recorded on flow through shares until expenditures have been renounced. Under U.S. GAAP, a liability on these flow through shares is needed at the time such shares are issued for the excess of the shares over quoted market value.  In 2006, $1,530,435 was recognized as a difference between U.S. GAAP and Canadian GAAP for the 6,956,522 flow through shares issued in November, 2006 at $1.15 per share. The market value of the shares was $0.93, the difference of $0.22 on the 6,956,522 flow through shares issued resulted in a liability of $1,530,435. This will be included in income when the related tax benefits are renounced by the Company. Under U.S. G.A.A.P, the flow through funds which are unexpended at the balance sheet date are separately classified as restricted cash. As at December 31, 2006, unexpended flow through funds totalled $6,796,900 (2005 - $5,675,000; 2004 - $Nil)

13.   Reconciliation of Canadian and United States Generally Accepted Accounting  Principles (continued)

i.	New Accounting Pronouncements

U.S. GAAP Standards

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs-an amendment of ARB No. 43, Chapter 4”, which is the result of the FASB’s project to reduce differences between U.S. and international accounting standards. SFAS No. 151 requires idle facility costs, abnormal freight, handling costs, and amounts of wasted materials (spoilage) be treated as current-period costs. Under this concept, if the costs associated with the actual level of spoilage or production defects are greater than the costs associated with the range of normal spoilage or defects, the difference would be charged to current-period expense, not included in inventory costs. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have a material impact on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of FASB No. 153 will not have a material impact on the Company’s financial statements.

FAS 154, “Accounting changes and error corrections” - establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle. Effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect that the adoption of this pronouncement will have an impact on its financial statements.

The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for consistently measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS 157 is effective beginning January 1, 2008, and the provisions of SFAS 157 will be applied prospectively as of that date. The adoption of SFAS 157 is not expected to have an effect on the Company's financial position.

13.   Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

i.	New Accounting Pronouncements (continued)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB statement No. 115.” This Statement permits all entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. If an entity elects the fair value option for a held-to-maturity or available-for-sale security in conjunction with the adoption of this Statement, that security shall be reported as a trading security under Statement 115, but the accounting for a transfer to the trading category under paragraph 15(b) of Statement 115 does not apply. Electing the fair value option for an existing held-to-maturity security will not call into question the intent of an entity to hold other debt securities to maturity in the future. This statement is effective as of the first fiscal year that begins after November 15, 2007. The Company is currently analyzing the effects of SFAS 159 but does not expect its implementation will have a significant impact on the Company's financial condition or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach, as those terms are defined in SAB 108. The rollover approach quantifies misstatements based on the amount of the error in the current year financial statement, whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. If a company determines that an adjustment to prior year financial statements is required upon adoption of SAB 108 and does not elect to restate its previous financial statements, then it must recognize the cumulative effect of applying SAB 108 in fiscal 2006 beginning balances of the affected assets and liabilities with a corresponding adjustment to the fiscal 2006 opening balance in retained earnings. SAB 108 is effective for interim periods of the first fiscal year ending after November 15, 2006, and will be adopted by the Company in the first quarter of 2007. The Company does not expect the adoption of this interpretation to have an impact on its financial position or results of operations.

13.   Reconciliation of Canadian and United States Generally Accepted Accounting  Principles (continued)

i.	New Accounting Pronouncements (continued)

The FASB has also issued FAS Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS Interpretation No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have an effect on the Company's financial position.

FASB 123(R) - Share-Based Payment

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company does not anticipate that adoption of Statement 123(R) will have a material impact on its results of operations or its financial position. Under Statement 123(R), the Company is required to estimate forfeitures of unvested awards when recognizing compensation cost. Based on historical experience of forfeitures and expectations of forfeitures in future periods a forfeiture rate of 0% was applied to the fair value of unvested options."

13.   Reconciliation of Canadian and United States Generally Accepted Accounting  Principles (continued)

i.	New Accounting Pronouncements (continued)

Canadian GAAP Standards

In 2005, the CICA approved the following Handbook Sections: 1530, Comprehensive Income, 3855, Financial Instruments - Recognition and Measurement, 3865, Hedges and 3251, Equity. These standards will be effective for the Company beginning January 1, 2007.

The impact of implementing these new standards on the Company’s financial statements is currently being evaluated. The following provides further information on each of the new accounting standards as they relate to the Company.

Comprehensive Income

Other comprehensive income will be included as a separate component of the shareholders’ equity on the balance sheets. The major components that will be included in this category include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, and changes in the fair value of the effective portion of cash flow hedging instruments.

These amounts will be recorded in the statement of other comprehensive income until the criteria for recognition in the statement of income are met. Handbook section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. It specifies that an entity should separately present the following components of equity: retained earnings, accumulated other comprehensive income, contributed surplus, share capital and reserves.

13.   Reconciliation of Canadian and United States Generally Accepted Accounting  Principles (continued)

i.	New Accounting Pronouncements (continued)

                Financial Instruments - Recognition and Measurement

Under the new standard, for accounting purposes, financial assets will be classified as one of the following: held-to-maturity, loans and receivables, trading or available-for-sale, and financial liabilities will be classified as held-for-trading or other than held-for-trading. Financial assets and liabilities classified as held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost.

Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard permits an entity to designate any financial instrument, upon initial recognition, as held-for-trading. All derivatives, including embedded derivatives that must be separately accounted for, generally must be classified as held for trading and recorded at fair value in the balance sheets.

Hedges

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting is to be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation.

                 Non-monetary transactions

In June 2005, the CICA issued Handbook Section 3831, Non-Monetary Transactions, replacing Section 3830 of the same title. The new accounting standard requires all non-monetary transactions be measured at fair value unless certain conditions are satisfied.  The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. The early adoption of this statement did not have any material impact on our results of operations or financial position.